July 5, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Legg Mason Global Asset Management Trust (“Registrant”) on behalf of its series, Legg Mason BW Global Macro Fund File No. 333-162441 and 811-22338

Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Registrant hereby requests the withdrawal of the following Post-Effective Amendments (the “Amendments”) to Registrant’s Registration Statement on Form N-1A:

1933 Act Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
99	8/21/2015	485APOS	0001193125-15-298887
103	10/23/2015	485BXT	0000898432-15-001275
106	11/13/2015	485BPOS	0001193125-15-377028
107	11/24/2015	485BXT	0000898432-15-001378
110	11/25/2015	485BPOS	0001193125-15-388200
112	12/21/2015	485BXT	0000898432-15-001734
115	1/21/2016	485BXT	0000898432-16-001821
119	2/22/2016	485BXT	0000898432-16-001954
123	3/23/2016	485BXT	0000898432-16-002083
128	4/22/2016	485BXT	0000898432-16-002162
130	5/20/2016	485BXT	0000898432-16-002328
136	6/20/2016	485BXT	0000898432-16-002388
137	7/20/2016	485BXT	0000898432-16-002760
138	8/19/2016	485BXT	0000898432-16-002833
139	9/16/2016	485BXT	0000898432-16-002905
142	10/18/2016	485BXT	0000898432-16-003037
143	11/17/2016	485BXT	0000898432-16-003088
145	12/15/2016	485BXT	0000898432-16-003270
146	1/17/2017	485BXT	0000898432-17-000031
149	2/16/2017	485BXT	0000898432-17-000183
152	3/16/2017	485BXT	0000898432-17-000338
153	4/14/2017	485BXT	0000898432-17-000465
156	5/16/2017	485BXT	0000898432-17-000576
157	06/15/2017	485BXT	0000898432-17-000664

The Amendments were filed for the purpose of creating a new series. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Amendments.
If you have any questions, please contact the undersigned at (203) 703-7038.

Sincerely,

By:	/s/ Thomas C. Mandia
Thomas C. Mandia
Assistant Secretary